UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-39446

CureVac N.V.

(Exact Name of Registrant as Specified in Its Charter)

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

On June 22, 2023, CureVac N.V. (the “Company”) issued a table containing tabulations of the votes cast at the Company’s annual general meeting of shareholders.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUREVAC N.V.

By:	/s/ Alexander Zehnder
Chief Executive Officer

Date: June 22, 2023

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Final Tabulation Table of Votes Cast on the Company’s Annual General Meeting of Shareholders.